Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Graphic Packaging Holding Company Amended and Restated 2004 Stock and Incentive Compensation Plan of Graphic Packaging Holding Company of our reports dated March 3, 2009, except for Note 20 as to which the date is October 1, 2009, with respect to the consolidated financial statements and schedule of Graphic Packaging Holding Company, included in Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting of Graphic Packaging Holding Company filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
November 5, 2009